Filed Pursuant to Rule 433
Registration No. 333-268495
March 6, 2025

PRICING TERM SHEET

$1,200,000,000 5.550% Senior Notes due 2035

The information in this pricing term sheet supplements the registration statement and the preliminary prospectus supplement and supersedes the information in the registration statement and the preliminary prospectus supplement to the extent inconsistent with the information in those documents. Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	Diamondback Energy, Inc.

Securities:	5.550% Senior Notes due 2035 (the “Notes”)

Format:	SEC Registered

Trade Date:	March 6, 2025

Settlement Date:	March 20, 2025 (T+10)

It is expected that delivery of the Notes will be made against payment therefor on or about March 20, 2025, which is the tenth business day following the Trade Date (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before the Settlement Date will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement.

Anticipated Ratings:*	Moody’s: Baa2 (Stable)
S&P: BBB (Stable)
Fitch: BBB+ (Stable)

Principal Amount:	$1,200,000,000

Maturity Date:	April 1, 2035

Benchmark Treasury:	UST 4.625%, due February 15, 2035

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Benchmark Treasury Price/Yield:	102-25 / 4.278%

Spread to Benchmark Treasury:	+128 bps

Yield to Maturity:	5.558%

Price to Public:	99.937% of principal amount, plus accrued interest, if any from March 20, 2025

Coupon:	5.550% per annum

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2025

Record Dates:	March 15 and September 15

Optional Redemption:
At any time prior to January 1, 2035, make whole call as set forth in the preliminary prospectus supplement (treasury rate plus 20 basis points), plus accrued interest to, but not including, the redemption date. At any time on or after January 1, 2035, at 100% of the principal amount plus accrued interest to the redemption date.

CUSIP/ISIN:	25278X BC2 / US25278XBC20

Joint Book-Running Managers:	BofA Securities, Inc.

Barclays Capital Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Passive Book-Runners:	Capital One Securities, Inc.

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

BOK Financial Securities, Inc.

Comerica Securities, Inc.

***

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-603-5847, PNC Capital Markets LLC toll free at 1-855-881-0697 or TD Securities (USA) LLC toll free at 1-855-495-9846.